TechnipFMC plc
Significant Subsidiaries of the Registrant
December 31, 2019

Name of Company	Country of Incorporation

Technip Offshore International	France
Yamgaz SNC	France
Technip Brasil Engenharia Ltda	Brazil
TechnipFMC Holdings Limited	United Kingdom
FMC Technologies Inc	United States